UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR l5d-16

Of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2004

Commission File Number: 333-114220

    Grand Toys International Limited

(Translation of registrant’s name into English)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F [ X ]

Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10 l(b)(l): ____

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): ____

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]    No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grand Toys International Limited

(Registrant)

Date

November 15  ,2004

By

/s/ Henry Hai Lin Hu,

Chairman

      (Signature) *

GRAND TOYS INTERNATIONAL LIMITED

Index to Quarterly Report on Form 6-K
Filed with the Securities and Exchange Commission
Period ended September 30, 2004

ITEMS IN FORM 6-K	PAGE

Part I – Financial Information Item 1. Consolidated Financial Statements:

Consolidated Balance Sheets At September 30, 2004 (unaudited) and December 31, 2003	3-4
Consolidated Statements of Operations (unaudited) For The Three Month and Nine Month Periods ended September 30, 2004 and 2003	5-6
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (unaudited) For the Nine Month Period ended September 30, 2004	7
Consolidated Statements of Cash Flows (unaudited) For The Nine Month Periods ended September 30, 2004 and 2003	8

Notes to unaudited Consolidated Financial Statements	9-24

Item 2. Management’s Discussion and Analysis	25 - 40
Item 3. Quantitative and Qualitative Disclosures About Market Risk	40 - 41

Part II - Other Information

Item 1. Legal proceedings	41
Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities	41

Signature	42

GRAND TOYS INTERNATIONAL LIMITED

Part I. – Financial Information

Item 1.  Consolidated Financial Statements

Consolidated Balance Sheets

	September 30, 2004	December 31, 2003
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$9,797,528	$1,921,710
Accounts receivable (net of allowance for
doubtful accounts of $751,439; 2003 - $658,163)	3,958,733	1,485,221
Inventory	2,745,070	65,301
Due from related companies (note 15)	5,361,071	5,471,732
Prepaid royalties	1,924,236	133,010
Other prepaid expenses and current assets (note 3)	1,333,784	419,130
Total current assets	25,120,422	9,496,104

Fixed assets, net (note 4)	2,331,391	1,514,996

Goodwill (note 18)	14,666,764	-

Intangibles, net (note 5)	6,841,005	776,835

Other assets (note 6)	74,324	-

Total assets	$49,033,906	$11,787,935

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets

	September 30, 2004	December 31, 2003
	(Unaudited)
Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness (note 7)	$1,940,520	$603,521
Trade accounts payable	1,843,103	407,069
Other accounts payable and accrued liabilities	1,623,703	1,085,299
Due to related parties (note 15)	3,670,952	3,410,595
Income taxes payable	934,130	234,078
Total current liabilities	10,012,408	5,740,562

Deferred tax	1,467,117	189,522

Shareholder’s' equity:
Capital stock (note 8):	2,025,431	13
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
(2003 – 30,000,000),
15,580,244 (2003 – 10,000,000) ordinary shares
issued and outstanding
Additional paid-in capital	26,727,196	-
Retained earnings	8,683,586	5,836,038
Accumulated other comprehensive income-
cumulative currency translation adjustment	118,168	21,800
Total shareholders’ equity	37,554,381	5,857,851

Commitments and contingencies (notes 13 and 14)

Total liabilities and shareholders' equity	$49,033,906	$11,787,935

See accompanying notes to unaudited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Net sales	$7,916,181	$14,610,590	$22,711,495	$32,273,693

Cost of goods sold	5,552,831	12,737,795	16,289,161	27,892,649
Gross profit	2,363,350	1,872,795	6,422,334	4,381,044

Operating costs and expenses:
General and administrative	1,091,060	18,120	1,975,164	684,689
Selling & distribution expenses	216,518	423,509	432,856	751,222
Depreciation and amortization	219,439	98,542	431,530	277,868
Total operating costs and expenses	1,527,017	540,171	2,839,550	1,713,779

Non-operating expense (income):
Interest expense	14,853	5,965	19,522	17,442
Interest revenue	(17,522)	(1,473)	(17,972)	(5,047)
Total non-operating expense (income)	(2,669)	4,492	1,550	12,395

Total costs and expenses	1,524,348	544,663	2,841,100	1,726,174

Earnings before income taxes	839,002	1,328,132	3,581,234	2,654,870

Income taxes:
Current	209,318	245,267	706,473	504,234
Deferred	(8,458)	(9,176)	27,213	(26,566)
Total income tax	200,860	236,091	733,686	477,668

Net earnings from continuing operations	638,142	1,092,041	2,847,548	2,177,202

Discontinued operations:
Earnings from operations of
distributed subsidiaries	-	-	-	1,238,345

Earnings available to ADS holders	$638,142	$1,092,041	$2,847,548	$3,415,547

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations (Unaudited), continued

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003

Earnings per ADS :

Weighted average ADS outstanding:
Basic	12,729,467	10,000,000	10,930,041	10,000,000
Diluted	12,942,989	10,000,000	11,806,200	10,000,000
Net earnings - Continuing operations:
Basic	$0.05	$0.11	$0.26	$0.22
Diluted	0.05	0.11	0.24	0.22
Net earnings - Discontinued operations:
Basic	-	-	-	0.12
Diluted	-	-	-	0.12
Net earnings available to ADS holders
Basic	0.05	0.11	0.26	0.34
Diluted	0.05	0.11	0.24	0.34

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Shareholder’s  Equity and Comprehensive Income (Unaudited)

				Accumulated
		Additional		other
	Capital	Paid in	Retained	comprehensive
	Stock	Capital	Earnings	income	Total
January 1, 2004	$13	$-	$5,836,038	$21,800	$5,857,851

Share purchase on merger (note 17)	2,025,418	26,730,347			28,755,765

Net earnings for the period			2,847,548		2,847,548
Foreign currency adjustment				96,368	96,368
Total comprehensive income			2,847,548	96,368	2,943,916

Compensation expense		(3,151)			(3,151)

September 30, 2004	$2,025,431	$26,727,196	$8,683,586	$118,168	$37,554,381

See accompanying notes to unaudited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows (Unaudited)

For the nine months ended September 30,
	2004	2003

Cash flows from operating activities:
Net earnings from continuing operations	$2,847,548	$2,177,202
Adjustments for:
Depreciation and amortization – General and administrative	431,530	277,868
Depreciation and amortization – Cost of goods sold	29,788	27,110
Income taxes	706,473	504,234
Deferred income taxes	27,213	(26,566)
Amortization of product development costs	1,609	-
Gain on disposal of fixed assets	(5)	24,367
Compensation expense	(3,151)	-
Net change in non-cash operating working capital
items (note 11)	(2,542,590)	(3,685,244)
Net cash provided by (used for) operating activities
from continuing operations	1,498,415	(701,029)
Net cash provided by operating activities
from discontinued operations	-	1,238,345
Net cash provided by operating activities	1,498,415	537,316

Cash flows from investing activities:
Proceeds from disposal of equipment	128	14,757
Acquisition expenses on merger, net of cash
received ( note 17)	(1,272,609)	-
Increase in product development	(67,950)	-
Additions to equipment and leasehold improvements	(529,151)	(390,022)
Net cash used for investing activities	(1,869,582)	(375,265)

Cash flows from financing activities:
(Decrease) i ncrease in bank indebtedness	(439,588)	291,248
Issuance of share capital on merger (note 17)	8,700,000	-
Repayment of obligation under a finance lease	(4,587)	(40,766)
Other	(8,840)	54,177
Net cash provided by financing activities	8, 246,985	304,659

Net increase in cash and cash equivalents	7,875,818	466,710
Cash and cash equivalents, beginning of period	1,921,710	3,969,563
Cash and cash equivalents, end of period	$9,797,528	$4,436,273

See accompanying notes to unaudited consolidated financial statements.

Supplemental disclosure of cash flow information (note 12)

GRAND TOYS INTERNATIONAL LIMITED

Notes to Unaudited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a Nasdaq SmallCap listed company, is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The Company’s main subsidiaries are Playwell International Limited, (“Playwell”), which is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, and Grand Toys International, Inc, (“Grand US”), which is organized under the laws of Nevada.  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops and supervises the outsourced manufacturing of toy and toy related products, and distributes them throughout the world.  The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.

1.

Significant accounting policies:

a)

Principles of consolidation:

These consolidated financial statements, presented in US dollars and in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.

On August 16, 2004, the Company purchased the shares of Playwell.  For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell is determined to be the acquirer.  Accordingly, the historical financial statements presented herein are those of Playwell.  The Company’s results for the period August 16, 2004 to September 30, 2004 represent the consolidated results of Playwell and Grand US.

b)

Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is generally upon the shipment of products.  The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of  allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowance,  markdowns, freight and warehouse allowance.

Cooperative adverting expense for the three-month and nine-month periods ended September 30, 2004 and 2003 were $17,625 and $nil, respectively, and are shown as a reduction of revenues in the financial statements.

Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

c)

Cost of goods sold:

Cost of Goods Sold includes cost of merchandise, royalties, duties, brokerage fees, inbound freight, packaging, product development, provision on slow-moving inventory and mould amortization.

d)

General and administrative costs:

General and Administrative costs include rent, insurance costs, travel and entertainment, utilities, courier, repairs and maintenance, communications expense, office supplies, professional fees, dues and membership, bank charges and property taxes.

e)

Selling and distribution expenses:

Selling and distribution expenses include sales salaries & fringe benefits, sales commissions, advertising and promotion and outbound shipping and handling costs.

For the three month periods ended September 30, 2004 and September 30, 2003,  freight out was $79,916 and $119,750, respectively  and for the nine-month periods ended September 30, 2004 and September 30, 2003,  freight out was $125,763 and $244,294, respectively.

Media advertising expense for the three-month periods ended September 30, 2004 and 2003 were $9,728 and $nil, respectively and for the nine-month periods ended September 30, 2004 and 2003, $13,963 and $10,124, respectively .

f)

Earnings per American Depositary Share (“ADS”):

In accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 128, the weighted average shares outstanding, for purposes of presenting comparative earnings per ADS, is retroactively restated to January 1, 2003 in order to reflect the recapitalization that occurred on August 16, 2004. An  ADS represents an ownership interest in an ordinary share of the Company.

i)

Basic earnings per ADS are determined by dividing the weighted average number of ADS outstanding during the period into net earnings.

ii)

Diluted earnings per ADS give effect to all potentially dilutive ADS that existed at the balance sheet date.

g)

Inventory:

Inventory, consisting of raw materials and finished goods, is valued at the lower of cost, determined by the first in, first out method, and net realizable value.  The only significant class of inventory is finished goods.

h)

Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes.  Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses.  These contracts can extend for up to eight years.  Total expense for the three-month and nine-month periods ended September 30, 2004  and September 30, 2003 was $21,166, $nil, $113,398 and $135,258, respectively.  For the three month and nine-month periods ended September 30, 2004, in the statements of operations, $14,486 and $106,718 is shown as part of cost of goods sold and $6,680 is shown as part of general and administrative expenses. The amounts expected to be recognized in the statement of operations during the remainder of 2004 and the fiscal year ending December 31, 2005 are $42,337 and $260,693 respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate.  The amount expected to be recognized in the statement of operations during the remainder of  2004 and the year 2005 are $31,847 and $4,918, respectively.

i)

Other assets:

Product development costs for proprietary product lines are capitalized and written off over a period of twenty-four months, the estimated life of a new product.  If a product is abandoned the related costs are written off immediately.

j)

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

Leasehold improvements	3 - 10
Plant & machinery	10
Furniture, fixtures and equipment	3 – 5
Moulds and loose tools	2 - 10

k)

Goodwill:

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.  Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-lived Assets.

l)

Intangible assets:

Intangible assets are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

License	8
Distribution network	10
Customer relationship	10
Trade name	Indefinite
Trademark	6-7
Other acquired rights	1-4

m)

Incomes taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

n)

Foreign currency translation:

i)

Grand Toys Ltd., an indirect wholly-owned Canadian subsidiary of the Company, uses the Canadian dollar as its functional currency.  The operating subsidiaries of Playwell use the Hong Kong dollar as their functional currency.  Financial statements of the self-sustaining foreign operation are translated into US dollars using the exchange rate prevailing at the balance sheet date for assets and liabilities and the average exchange rate for the period for revenues, expenses and cash flows.  The resulting currency translation adjustments are accumulated and reported in other comprehensive income.

ii)

Other monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date.  Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction dates.  All exchange gains and losses are included in income.

o)

Guarantees:

In November 2002, the Financial Accounting Standards Board (“FASB”) Interpretation No.45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, was issued.  The Company was not a party to any guarantees as at September 30, 2004 and September 30, 2003.

p)

Employee stock option plan:

The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  SFAS No. 123, Accounting for Stock-Based Compensation, allows entities to continue to apply the provisions of APB Opinion No. 25 and requires pro-forma net earnings and pro-forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.  This disclosure is included in the notes to these financial statements.

q)

Comprehensive income:

Comprehensive income consists of net income and cumulative currency translation adjustments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

r)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

s)

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

2.

Segmented information:

(a) Starting in the third quarter of 2004, the Company is reporting results of operation under 3 segments: Manufacturing, Distribution and Corporate. This is how the Company manages its business and how it classifies its operations for planning and measuring performance.

The manufacturing segment consists of mould manufacturing for the affiliated companies and third parties. The distribution segment develops, produces for sale to the corporate group and third parties, as well as distributes third parties products. The corporate segment provides corporate direction to the corporate group.

	For the three months ended		For the nine months ended
	2004	2003	2004	2003
Net Sales:
Distribution	$6,682,523	$14,121,343	$20,091,757	$30,978,234
Manufacturing	1,233,658	489,247	2,619,738	1,295,459
Corporate	-	-	-
Total net sales	$7,916,181	$14,610,590	$22,711,495	$32,273,693
Operating Income:
Distribution	$436,704	$1,111,483	$3,458,063	$2,152,000
Manufacturing	723,409	221,141	448,501	515,265
Corporate	(323,780)	-	(323,780)	-
Total operating income	$836,333	$1,332,624	$3,582,784	$2,667,265
Interest, net:
Distribution	$7,720	$4,492	$11,830	$12,395
Manufacturing	-	-	109	-
Corporate	(10,389)		(10,389)
Total interest, net	$(2,669)	$4,492	$1,550	$12,395
Earnings from continuing operations:
Distribution	$518,466	$909,600	$2,742,492	$1,661,942
Manufacturing	433,067	182,441	418,447	515,260
Corporate	(313,391)	-	(313,391)	-
Total earnings from
continuing operations	$638,142	$1,092,041	$2,847,548	$2,177,202

(b) Customer and vendor concentration:

	September 30, 2004		September 30, 2003
	Revenue	%	Revenue	%
Customer A	$13,172,667	58	$18,073,268	56
B	908,460	4	1,936,422	6
C	454,230	2	968,211	3
All others	8,176,138	36	11,295,792	35
Total net sales	$22,711,495	100	$32,273,693	100

Sales of toys purchased from the Company's two largest suppliers of toys in aggregate accounted for 60% and 84% of gross sales for the nine-month periods ended September 30, 2004 and September 30, 2003.

3.

Other prepaid expenses and current assets:

	September 30, 2004	December 31, 2003
Prepaid inventory	$61,412	$-
Insurance	708,358	-
Other current assets	298,949	-
Other	265,065	419,130
Total prepaid expenses	$1,333,784	$419,130

4.

Fixed assets:

	September 30, 2004		December 31, 2003
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Leasehold improvements	335,187	300,180	48,984	36,933
Plant & machinery	870,133	254,291	374,325	73,678
Furniture, fixtures &
equipment	485,626	169,412	291,694	128,079
Mould & loose tools	1,760,927	396,599	1,278,023	239,340
Total Fixed assets	$3,451,873	$1,120,482	$1,993,026	$478,030

Net book value		$2,331,391		$1,514,996

Mould depreciation of $29,788 and $27,110 has been charged to cost of goods sold for the nine-month period ended September 30, 2004 and 2003, respectively.

5.

Intangible Assets:

	September 30, 2004		December 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
License	$2,525,946	$18,167	$-	$-
Distribution network	1,790,000	22,375	-	-
Customer relationship	811,000	10,137	-	-
Trade name	786,000	-
Trademark	1,246,173	617,779	1,246,173	469,338
Other acquired rights	372,000	21,656	-	-

Total intangible assets	$7,531,119	$690,114	$1,246,173	$469,338

Net book value		$6,841,005		$776,835

6.

Other assets:

Other assets consist of capitalized product development costs.

7.

Bank indebtedness:

The Company’s indirect wholly-owned Canadian subsidiary, Grand Toys Ltd., has a line of credit to finance its inventory and accounts receivable for advances of up to $2,774,255 (CA$3,500,000). The receivable loan has a discount fee of 2.0% of invoice amount purchased and the inventory loan bears interest at Canadian prime plus 7.5%. The agreement is for a period of one year and is renewed automatically, unless prior notice is given by either the lender or Grand Toys Ltd.

The loan is secured by a lien on the assets of Grand Toys Ltd.  There are no debt covenants or cross-default provisions.

As of September 30, 2004, Grand Toys Ltd. had approximately $1,046,758 (December 2003 - $1,120,000) of credit available under this facility, subject to the availability of eligible inventory and accounts receivable.

On October 14, 2004, Grand Toys Ltd. repaid the inventory loan in full. The repayment was $674,065.

As of September 30, 2004, Playwell had approximately $213,023 (December 2003 - $603,521) of discounted bills.  The amounts are payable by customers’ banks.  The recourse provision provides that if such banks do not make the required payments, Playwell’s bank would have recourse to Playwell for the full amount.  In the opinion of management, the likelihood of such occurrence is remote.

8.

Capital stock

On November 14, 2003, Grand US and Centralink Investments Limited (“Centralink”), a British Virgin Islands company, entered into a Subscription and Exchange Agreement which was subsequently amended on March 6, 2004, March 31, 2004, May 31, 2004 and July 26, 2004 (as so amended, the “Subscription and Exchange Agreement”) pursuant to which, among other matters:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADSs, evidenced by one American Depositary Receipt (ADR), representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs representing beneficial ownership of one ordinary share of the Company.

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 of the Company’s ADSs for cash and other consideration in a total amount of  $11,000,000.

A proxy statement/prospectus concerning these transactions was declared effective by the Securities and Exchange Commission on July 29, 2004 and on August 13, 2004, at a Special Meeting of Shareholders. Grand US’s shareholders approved the reorganization merger and the issuance of the 10,000,000 Grand HK ADSs to Playwell.  The reorganization merger and Playwell acquisition were completed on August 16, 2004.

a)

As of September 30, 2004, there were 15,580,244 ordinary shares of the Company issued and outstanding.  These ordinary shares are traded in the United States on Nasdaq in the form of American Depositary Shares or ADSs, and are evidenced by American Depositary Shares.

b)

American Depository Share transactions:

August 2004:

5,580,244 ADS representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the reorganization merger of Grand US.

10,000,000 ADS representing 10,000,000 ordinary shares were issued to Centralink, of which 5,000,000 were issued in exchange for the shares of Playwell international Limited.

c)

The number of ordinary shares is as follows:

	September 30, 2004	December 31, 2003
Playwell, historical	-	101
Conversion factor	-	99,010
Ordinary shares	15,580,244	10,000,000

For December 31, 2003, the total ordinary shares represents Playwell’s historical outstanding shares, restated to reflect the deemed August 16, 2004 acquisition of Grand US.

9.

Stock options and warrants:

Grand US maintained an amended and restated employee stock option plan (the "Option Plan") which  provided for the issuance of up to 300,000 options to acquire common shares of the Company.  As a result of the reorganization merger, the Company agreed to issue ADSs in satisfaction of Grand US’s obligations to issue shares under the Option plan.  Stock options granted under the Option Plan may be Incentive Stock Options under the requirements of the Internal Revenue Code, or may be Non-statutory Stock Options which do not meet such requirements.  Options may be granted under the Option Plan to, in the case of Incentive Stock Options, all employees (including officers) of the Company, or, in the case of Non-statutory Stock Options, all employees (including officers) or non-employee directors of the Company.

Under the Option Plan, the exercise price of each option granted was equal to the market price of the common stock of Grand US on the grant date and an option’s maximum term is ten years.

Changes in options and warrants are as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share
January 1, 2004	-	-	-	-	$-

Acquired from Grand Toys International, Inc.	215,214	196,000	412,143	823,357	$1.74
Granted	-	975,000		975,000	2.50
Options outstanding
at September 30, 2004	215,214	1,171,000	412,143	1,798,357	$1.05

Options exercisable
at September 30, 2004	215,214	196,000	412,143	823,357	$1.74

The 975,000 unexercisable options will vest over three years from their grant date of August 13, 2004.

The following tables summarize information about options and warrants outstanding and exercisable at September 30, 2004:

	Options and warrants outstanding
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.96	329,214	$0.59	4.60
$2.12 - $3.07	1,452,643	2.21	2.96
$5.62 - $11.00	1,000	7.78	6.07
$16.00 - $87.60	15,500	28.13	3.87

	1, 798,357	$1.05	3.84

	Options and warrants exercisable
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.96	329,214	$0.59	4.60
$2.12 - $3.07	477,643	2.21	2.96
$5.62 - $11.00	1,000	7.78	6.07
$16.00 - $87.60	15,500	28.13	3.87

	823,357	$1.74	3.84

Pro-forma information regarding net earnings and earnings per ADS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement.

Comparative September 30, 2003 information is not presented as it is not applicable.

September 30, 2004

Earnings from continuing operations, as reported	$2,847,548

Add compensation income cost resulting from:
Application of variable accounting to modified awards
(APB Opinion No. 25)	(3,151)
Application of fair value method (SFAS No. 123)	(71,500)

Pro-forma net earnings applicable to ADS holders	$2,772,897

Earnings per ADS

Basic:
Net earnings applicable to ADS holders	$0.25

Diluted:
Net earnings applicable to ADS holders	$0.23

The pro-forma amounts include compensation cost as calculated using the Black-Scholes option pricing model with the following assumptions:

September 30, 2004

Weighted average expected life (years)	3.0

Risk-free interest rate	2.76%

Volatility factor of expected market price of	171%
Company’s common stock

Dividend rate	-

Weighted average grant date fair value
of options and warrants	$1.76

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect their fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Compensation income of $3,151 was recorded for the nine-month periods ended September 30, 2004, as a result of the application of variable accounting to modified awards.

10.

Earnings per ADS:

For the quarter ended September 30, 2004, options and warrants to purchase 1,087,375 ADSs (September 2003- nil) were not included in the diluted earnings per ADS calculation as their effect is anti-dilutive.

For the nine-month period ended September 30, 2004, options and warrants to purchase 16,500 ADSs (September 2003 – nil) were not included in the diluted earnings per ADS calculation as their effect is anti-dilutive.

11.

Net change in non-cash operating working capital items:

For the nine months ended September 30,
	2004	2003
Continuing operations:
Increase in accounts receivable	$	(164,988)	$(422,484)
Decrease in receivable from related companies		86,524	17,707,524
Increase in inventory		(595,616)	(26,507)
Decrease in amount due from director		-	1,049,847
Increase in prepaid expenses		(2,067,407)	(153,592)
Decrease in trade accounts payable		(50,576)	(458,240)
Increase (decrease) in payable to related companies		279,724	(19,732,965)
Decrease in other accounts payable and accrued liabilities		(20, 926 )	(1,425,030)
Decrease in amount due to director		(4,322)	(201,818)
Decrease in income taxes payable		(5,003)	(21,979)
Total net change in non-cash operating working capital items	$	(2,542,590)	$(3,685,244)

12.

Supplemental disclosure of cash flow information:

For the nine months ended September 30,
	2004	2003
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$19,522	$17,442
Income taxes	5,003	21,979

13.

Commitments:

(a)

The Company has entered into long-term leases with minimum annual rental payments for the next five years and thereafter approximately as follows:

2004	$176,517
2005	604,550
2006	357,000
2007	357,000
2008	354,000
Thereafter	253,000

Rent expense for the three and nine month periods ended September 30, 2004 and 2003 amounted to approximately $ 27,777, $56,837, $132,403 and $118,777, respectively.

The Company’s indirect wholly-owned subsidiary, Grand Toys Ltd., has entered into a long-term agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of approximately $39,000, $144,000, $121,000, $125,000 and $74,000 for the remainder of 2004 and the year 2005, 2006, 2007 and 2008 respectively.

(b)

On September 30, 2004, the Company has license agreements that include the minimum guarantees of royalties for the remainder of 2004 through 2012.  The amounts are $42,646, $1,038,820, $1,225,000, 1,640,393, $1,875,000 for 2004 through 2008, respectively and $2,250,000 annually from 2009 to 2012.

14.

Contingencies:

Grand Toys Ltd, an indirect Canadian subsidiary of the Company was named in two lawsuits by former agents, dated June 12, 2000 and April 15, 2004.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any.

On May 21, 2003, Grand US, a direct US subsidiary, was named in a lawsuit for alleged defective product causing personal injury and was acting as an agent for the vendor.  A defense has been filed denying liability and the claim is covered by insurance.  At this point in time, it is difficult to ascertain an estimate of the value of a settlement, if any.

The Company believes that the ultimate resolution of any of the claims will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

15.

Related party transactions:

Name of related party	September 30, 2004	December 31, 2003
a) Amount due from related party:
Toy Biz Worldwide Limited	$ 1,873,500	$ 1,931,935
Playwell Toy (China) Ltd	1,002,321	257,599
Sunny Smile International Ltd.	1,000,733	87,440
Cornerstone Overseas Investments, Limited	782,675	643,988
Playwell Industry Limited	293,579	-
Dongguan Bailiwei Plaything Co. Ltd	289,631	2,549,495
Guangzhou Playwell Trading Co. Ltd	86,148	-
New Adventures Corporation	31,060
Great Asian Development Inc.	1,269	1,275
Dongguan Playwell Products Co. Ltd.	155	-
Total due from related party	$ 5,361,071	$ 5,471,732

b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd	$1,642,772	$330,090
Playwell Industry Ltd	1,451,925	2,619,340
Centralink Investments Limited	303,745	-
Directors/Shareholders	151,063	461,165
Hong Kong Toy Centre USA Ltd	114,903	-
Kidbest Ltd	6,544	-
Total due to related party	$3,670,952	$ 3,410,595

The amounts are unsecured, interest-free and have no fixed term of repayment.

16.

Financial instruments:

a)

Fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instruments.  These estimates are subjective in nature and often cannot be determined with precision.

The fair value of the Company's financial assets and liabilities approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

b)

Credit risk and economic dependence:

For the three-month periods ended September 30, 2004 and 2003, approximately 19% and 20% of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 13% (September 30, 2003 - 14%) of total sales, individually accounted for 3% or more of total sales

For the nine-month periods ended September 30, 2004 and 2003, approximately 12% of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 8% (September 30, 2003 - 8%) of total sales, individually accounted for 2% or more (September 30, 2003 - 3%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

c)

Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

17.

Acquisition:

On August 16, 2004, pursuant to the Subscription and Exchange Agreement, the Company acquired the shares of Playwell for 5,000,000 of the Company’s ADS.  In addition, pursuant to a Subscription and Exchange agreement, Centralink subscribed for 5,000,000 ADSs of the Company for $8,700,000 in cash and the rights to acquire certain assets and assume certain liabilities which were the subject of an executory contract between Centralink and a third party.  The assets and liabilities were subsequently acquired by Grand US on September 10, 2004.  The Subscription and Exchange Agreement provides that, in the event the net value of the assets acquired is less than $2,300,000, then on December 31, 2004, Centralink must make an additional cash contribution equal to the difference between $2,300,00 and the net value of the assets acquired. The Company also incurred acquisition costs of approximately $4,500,000. The transaction was accounted for using the purchase method. Due to the accounting terms of the acquisition, Playwell is deemed to be the acquirer. The results of operations for Grand US are reflected from the date of acquisition, August 16, 2004.

Goodwill, on the balance sheet, of $14,666,764 represents the difference between the purchase price of $21,989,461 less Grand US’s fair value of its net assets, identifiable intangibles and deferred income taxes related to the intangibles.

On the date of the reorganization merger, the Company received $8,700,000 cash consideration upon the acquisition of Playwell. After the reorganization merger and Playwell acquisition, Grand US had a cash balance of $ 1,270,408.   Acquisition costs relating to the merger, of approximately $2,500,000 were paid out of these proceeds.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in partial satisfaction of Centralink’s subscription for the Company’s ADS.  The Company is in the process of obtaining third-party valuations of certain intangible assets, thus the allocation of the purchase price may be subject to refinement.

(Amounts reported in thousands)

Current assets	$8,353
Long term assets	207
Intangible assets	3,759
Goodwill	14,667
Current liabilities	(3,745)
Deferred income tax	(1,251)
Net assets acquired	$21,990

The acquired intangible assets consist of :

 (Amounts reported in thousands)

Distribution network	$1,790
Customer relationship	811
Trade name	786
Other acquired rights	372
Total intangible assets	$3,759

On August 16, 2004, the Company recorded a subscription receivable of $2,300,000.  This subscription receivable was settled by the assignment of certain rights to acquire certain assets and to assume certain liabilities under an executory contract between Centralink and a third party.  The rights to the assets and liabilities under the executory contract were acquired on September 10, 2004.  The assets consisting principally of a license right on September 10, 2004, has been recorded as an intangible asset as of September 30, 2004. In addition, the legal expenses incurred to obtain the license was also capitalized as an intangible asset.

The net assets acquired are as follows:

 (Amounts reported in thousands)

Cash	$362
Accounts receivable	238
Inventory	294
Fixed assets, net	331
Trade payables	(683)
Other accrued liabilities	(283)
Net Assets assumed	$259

The Company engaged Empire Valuations to perform a purchase price allocation review of this transaction. Their report will be finalized by December 31, 2004.

18.

Pro forma presentation:

The following unaudited pro forma consolidated statement of operations gives effect to the proposed business combination of Playwell with Grand US.  The acquisition is being accounted for under the purchase method of accounting, as required by SFAS No. 141 “Business Combinations.”  Under this method of accounting, the purchase price has been allocated to the fair value of the net assets acquired, including goodwill.

The unaudited pro forma consolidated statement of operations is based on the historical financial statements and Grand US for the period ended September 30, 2003.  The 2003 unaudited Pro Forma consolidated statement of operations combines the period ended September 30, 2003 consolidated statement of operations for Playwell and Grand US.  The unaudited pro forma consolidated statements of operations for the periods ended September 30, 2004 and September 30, 2003 combine the consolidated statements of operations of Playwell and Grand US as if the acquisition had taken place on January 1, 2004 and January 1, 2003 respectively..

The unaudited pro forma consolidated statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma consolidated statement of operations are those disclosed in the Form 6K consolidated financial statements for the quarter ended September 30, 2004.

The pro forma consolidated statement of operations for the periods ended September 30, 2003 and September 30, 2004 give effect to the amortization of intangibles.

(In thousands, except share and per share data)

For the nine months ended September 30, 2003

	Playwell	Grand US	Pro Forma Adjustment	Pro Forma Combined

Net sales	$32,274		8,743	$41,017
Gross profit	4,381		3,829	8,210
Earnings from continuing operations	$2,177		110	$2,287
Discontinued operations	1,238			1,238
	$3,415			$3,525
Earnings per ADS - Continuing:
Basic				$0.15
Diluted				0.12
Weighted average number of ADS:
Basic				15,580,244
Diluted				18,551,582

For the nine months ended September 30, 2004

	Playwell	Grand US	Pro Forma Adjustment	Pro Forma Combined

Net sales	$21,132	$1,580	6,957	$29,669
Gross profit	5,854	568	2,958	9,380
Earnings from continuing operations	$3,090	$71	195	$3,356

Earnings per ADS:
Basic				$0.22
Diluted				0.19
Weighted average number of ADS:
Basic				15,580,244
Diluted				17,362,101

Item 2.  Management’s Discussion and Analysis:

The following should be read in conjunction with the unaudited consolidated financial statements included in this Report on Form 6-K, the Company’s Registration Statement on Form F-4 which was declared effective by the Securities and Exchange Commission on July 29, 2004 and Playwell International Limited’s audited financial statements for the fiscal year ended December 31, 2003, which were included in the Company’s Form F-4. Unless the context requires otherwise, references to the Company includes Grand Toys International Limited and its direct and indirect subsidiaries.

Overview

Forward-looking statements.

This Form 6-K contains forward-looking statements about events and circumstances that have not yet occurred.  For example, statements including terms such as the Company "expects" or "anticipates" are forward-looking statements.  Investors should be aware that the Company's actual results may differ materially from the Company's expressed expectations because of risks and uncertainties about the future.  The Company will not necessarily update the information in this Form 6-K if and when any forward-looking statement later turns out to be inaccurate.  Risks and uncertainties that may affect the Company's future results and performance include, but are not limited to, the following: intense competition and pricing pressures in the toy industry; the general consolidation in the toy industry; whether the Company's general strategy with respect to the toy industry and the Company's implementation of that strategy will correctly anticipate key trends in the toy industry; the Company's ability to retain its product lines; the Company's relationships with retailers and other issues with respect to the Company's distribution channels.  Additional information about factors that could affect future results and events is included elsewhere in this Form 6-K, in the Company’s Registration Statement on Form F-4 proxy statement/prospectus declared effective July 29, 2004 and Playwell’s audited financial statements for the fiscal year ended December 31, 2003.

For the years ended December 31, 2003 and December 31, 2002 Playwell reported net earnings of $4,258,359 and $24,865,508, respectively.

On November 14, 2003, Grand US and Centralink entered into the Subscription and Exchange Agreement pursuant to which, among other matters:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADSs, evidenced by one ADR, representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase the Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs representing beneficial ownership of one ordinary share of the Company.

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 of the Company’s ADSs for cash and other consideration in a total amount of  $11,000,000.

For accounting purposes, Playwell is deemed to be the acquirer, therefore the results of Grand US are only included for the period of August 16, 2004 to September 30, 2004, and the 2003 comparative numbers reflect Playwell’s results only.

Net sales include gross revenues, freight charged to clients and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowance, markdowns, freight and warehouse allowances.

The cost of goods sold for products imported as finished goods includes the cost of the product in the appropriate domestic currency, duty and other taxes, and freight and brokerage charges.  Royalties payable to the Company’s licensor-vendors which are not contingent upon the subsequent sales of the licensor-vendors’ products are included in the price paid for such products

 Major components of selling, general and administrative expenses include: payroll and fringe benefits and advertising expense, which includes the cost of production of television commercials and the cost of air time and royalty expenses.  Royalties include payments by the Company’s subsidiaries to licensors of character properties and to manufacturers of toy products if such payments are contingent upon subsequent sales of the products.  Royalties are usually a percentage of the price at which the product is sold and are payable once a sale is made.

The pricing of the Company’s goods is affected by the price it obtains from its vendors (cost of goods sold) and therefore dictates the selling price the Company can charge its customers. Other factors that influence the Company’s setting of the selling price is the condition of the current market and the nature of the item itself.

From a selling, general and administrative aspect, the pricing will impact selling (commission expense) and general and administrative (advertising expense). In addition, if a lower selling price is set then the related margin on the product will be reduced and therefore the Company will look to rationalize other expenses, i.e. customer term packages.

Accounts receivable are receivables net of an allowance for doubtful accounts.  The allowance is adjusted periodically to reflect the current status of receivables.  Management believes that current reserves for doubtful accounts are adequate.  Sales of products to retailers and distributors are on an irrevocable basis.  Consistent with industry practices, the Company may make exceptions to this policy on a case-by-case negotiated basis.  Inventory is comprised of finished goods at landed cost.

Critical Accounting Policy

Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company’s management evaluates its estimates and judgments, including those related to sales reserve for returns and allowances and inventory obsolescence. The Company’s management bases its estimates and judgments on the customer term agreements, historical experience, retail performance of the products sold and on  various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The Company’s management believes that its critical accounting policies on sales reserves for returns and allowances and inventory obsolescence, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company establishes sales reserves at the time of sale based on the terms indicated in the customer term agreements, historical experience of discounts and returns on related products.  The return of non-defective products occurs infrequently in Canada and the United States, and such returns are usually covered by customer terms agreements, thereby reducing the risk of additional expense. If the defective issue is pervasive to the whole product line, the supplier of the product would be responsible for the excess defective claim over the amount allowed per the term agreement. The financial statement line that would be impacted is net sales as these charges offset gross sales.

Inventory obsolescence is reviewed on a monthly basis. The factors considered include current market prices, the demand for and the seasonality of its products. The Company tailors its purchase of inventory to the rate of sell-through at retail of each item. In addition, the Company does not have purchase commitments to its current vendors. For these reasons, the Company’s management believes that the inventory is fairly stated. If circumstances should change (i.e. unexpected shift in market demand, pricing, trends etc.), there could be a material impact on the net realizable value of inventory that would impact the results of the Company. The financial statement line that would be impacted is cost of goods sold.

These risks are not specific to the Company and are considered normal business risks.

Comparison of the three months ended September 30, 2004 to the three months ended September 30, 2003:

For the Three Months ended September 30,
	2004		2003
	$	%	$	%

Net sales	$7,916,181	100.00	$14,610,590	100.00
Cost of goods sold	5,552,831	70.15	12,737,795	87.18
Gross profit	2,363,350	29.85	1,872,795	12.82

Operating costs and expenses:
General and administrative	1,091,060	13.78	18,120	0.12
Selling and distribution	216,518	2.74	423,509	2.90
Depreciation and amortization	219,439	2.77	98,542	0.68
Total operating costs and expenses	1,527,017	19.29	540,171	3.70

Non-operating expense (income):
Interest expense	14,853	0.19	5,965	0.04
Interest revenue	(17,522)	(0.22)	(1,473)	(0.01)
Total non-operating (income) expense	(2,669)	(0.03)	4,492	0.03

Earnings before income taxes	839,002	10.59	1,328,132	9.09

Net earnings applicable to
common stockholders	$638,142	8.06	$1,092,041	7.47

Net earnings:

Net earnings for the third quarter of 2004 were $638,142, as compared to net earnings of $1,092,041 for the third quarter of 2003.  Gross margins improved significantly from 13% to 30%, however net earnings decreased by $453,899 as a result of increased operating costs and expenses.

Net sales:

Net sales decreased during the third quarter of 2004 by approximately $6.7 million, or by 46%, to $7,916,181 from $14,610,590 for the third quarter of 2003. The significant decrease is due primarily to the reduced customer demand for the Playwell branded products and OEM sales for Toy Biz product.

The product mix for goods sold by the Company for the 3-month ended September 30, 2004 and 2003 are as follows:

(The amounts in the table below are expressed in thousands)

For the Three Months ended September 30,
	2004	2003
OEM products	$2,295	$8,459
Playwell brand products – Plastic toys	2,051	3,899
Playwell brand products – Wooden toys	1,050	1,926
Mould income and other related services	1,009	415
Canadian distribution sales, net	1,579	0
Less: Sales returns & discounts, Playwell	(68)	(88)
Net sales	$7,916	$14,611

The Playwell brand products are divided into plastic and wooden toys.  The Playwell plastic toy sales decreased 47.3% from approximately $3.9 million in 2003 to approximately $2.1 million in 2004 due to no new Playwell plastic toys introduced during the period.  The Playwell wooden toy sales decreased 45.4% from approximately $1.9 million in 2003 to approximately $1.1 million in 2004 due to decreased demand.  The OEM product sales decreased 72.8% from approximately $8.5 million in 2003 to approximately $2.3 million in 2004 due to the decrease in demand of Toy Biz items, which represents approximately $7 million, or 49.1% of the 2003 revenues and $1.6 million, or 28% of the 2004 revenue.

The 2004 period includes approximately $1.6 million of Canadian distribution sales from Grand US from the period August 16, 2004 – September 30, 2004.

Gross profit:

Gross profit for the Company increased during the third quarter of 2004 by $490,555 from $1,872,795 to $2,363,350.  As a percentage of sales, gross profit increased from 13% in the third quarter of 2003 to 30% in the third quarter of 2004.

The increased margin is due to the 2004 product mix. The Company focused its efforts on profitable sales, which resulted in the greater margin. In addition, the Canadian sales in the 2004 period generated a 35% gross margin

General and administrative expenses:

General and administrative expenses increased by $1,072,940 to $1,091,060, in the third quarter of 2004, from $18,120 in the third quarter of 2003.  The increase is a result of reduced commission income from an affiliated company which represented approximately $428,000 in 2003.  In addition, the planned expansion of Grand’s business, including increased corporate expenses, additional staffing and expenses related to the Canadian distribution business offset the decrease in expenses in the Playwell operations and further contributed to the overall increase in this expense category.

Selling and distribution expenses:

Selling and distribution expenses decreased from $423,509 for the quarter ended September 30, 2003 to $261,518 for the quarter ended September 30, 2004. The decrease is due to a reduction in the sales volume in the Playwell operations.

Depreciation and Amortization:

Depreciation and amortization increased from $98,542 for the quarter ended September 30, 2003 to $219,439 for the quarter ended September 30, 2004.  Approximately $70,000 of the increase is due to amortization of the intangibles acquired in the acquisition of Playwell.  The balance of the increase relates to additional depreciation from the Playwell assets and the newly acquired assets from the Canadian distribution business.

Comparison of the nine months ended September 30, 2004 to the nine months ended September 30, 2003

For the Nine months ended September 30,
	2004		2003
	$	%	$	%

Net sales	$22,711,495	100.00	$32,273,693	100.00
Cost of goods sold	16,289,161	71.72	27,892,649	86.42
Gross profit	6,422,334	28.28	4,381,044	13.58

Operating costs and expenses:
General and administrative	1,975,164	8.70	684,689	2.12
Selling and distribution	432,856	1.91	751,222	2.33
Depreciation and amortization	431,530	1.90	277,868	0.87
Total operating costs and expenses	2,839,550	12.51	1,713,779	5.32

Non-operating expense (income)
Interest expense	19,522	0.09	17,442	0.05
Interest revenue	(17,972)	(0.08)	(5,047)	(0.02)
Total non-operating expenses (income)	1,550	0.01	12,395	0.03

Earnings before income taxes	3,581,234	15.76	2,654,870	8.23

Earnings from continuing operations	2,847,548	12.54	2,177,202	6.74

Discontinued operations	-	-	1,238,345	3.84

Net earnings applicable to
common stockholders	$2,847,548	12.54	$3,415,547	10.58

On a monthly basis management reviews its inventory of products and makes an assessment of its realizable value. The factors considered include current market prices, the demand for and the seasonality of its products. If circumstances change (i.e. unexpected shift in market demand, pricing, trends etc.) there could be a material impact on the net realizable value of inventory.

Net earnings:

Net earnings from continuing operations for the first nine months of 2004 were $2,847,548, as compared to net earnings of $2,177,202, for the first nine months of 2003.  Gross margins improved significantly from 14 % to 28%, and even though corporate and other expenses increased from the prior year, the Company results show an $849,104 improvement in earnings from continuing operations.

Net sales:

Net sales decreased for the first nine months of 2004 by $9,562,198 or by 29%, to $22,711,495 from $32,273,693 for the first nine months of 2003.  The significant decrease is due primarily to the reduced customer demand for the Playwell branded products and OEM sales for Toy Biz product.

The product mix for goods sold by the Company for the nine months ended September 30, 2004 and 2003 are as follows:

(The amounts in the table below are expressed in thousands)

For the Nine months ended September 30,
	2004	2003

OEM products	$14,263	$21,288
Playwell brand products – Plastic toys	3,482	7,270
Playwell brand products – Wooden toys	1,634	2,855
Mould income and other related services	2,147	902
Canadian distribution sales, net	1,580	0
Less: Sales returns & discounts, Playwell	(394)	(41)
Net sales	$22,712	$32,274

The Playwell brand products are divided into plastic and wooden toys.  The Playwell plastic toy sales decreased 52.1% from approximately $7.3 million in 2003 to approximately $3.5 million in 2004 due to no new Playwell plastic toys introduced during the period.  The Playwell wooden toy sales decreased 42.7% from approximately $2.9 million in 2003 to approximately $1.6 million in 2004 due to decreased demand.  The OEM product sales decreased 33.0% from approximately $21.3 million in 2003 to approximately $14.3 million in 2004 due to the decrease in demand of Toy Biz items, which represents approximately $12.1 million, or 62.6% of the 2004 revenue.

The 2004 period includes approximately $1.6 million of Canadian distribution sales from Grand US from the period August 16, 2004 – September 30, 2004.

Gross profit:

Gross profit for the Company increased during the first nine months of 2004 by $2, 041,290 or 47 % compared to the first nine months of 2003.  As a percentage of sales, gross profit increased from 14 % in the first nine months of 2003 to 28% in the first nine months of 2004.

The product mix and the acquisition of the Canadian distribution business and the Company’s focus on profitable sales resulted in higher gross profit.

General and administrative expenses:

The increase in general and administrative expenses of $1,290,475 to $1,975,164 in the first nine months of 2004 from $684,689 in the first nine months of 2003 was due primarily to a reduction in commission income from an affiliated company representing approximately $428,000 in the 2003 period and to the planned expansion of Grand’s business, including increased corporate expenses, additional staffing and expenses related to the Canadian distribution business.

Selling and distribution expenses:

Selling and distribution expenses decreased by 42%, from $751,222 for the nine months ended September 30, 2003 to $432,856 for the current period. The decrease is due to a reduction in the sales volume in the Playwell operations.

Depreciation and Amortization:

Depreciation and amortization increased from $277,868 for the nine months ended September 30, 2003 to $431,530 for the nine months ended September 30, 2004.  Approximately $70,000 of the increase is due to amortization of the intangibles acquired in the acquisition of Playwell.  The balance of the increase relates to additional depreciation from the Playwell assets and the newly acquired assets from the Canadian distribution business.

Liquidity and Capital Resources

The Company generally finances its operations through its cash flow from operations. The Company’s indirect Canadian subsidiary, Grand Toys Ltd. also finances its operations through borrowings under its line of credit facility with Montcap Financial Inc., and by cash flow from operations.  In the past, it has also supplemented those sources through the sales of equity securities.

Grand Toys Ltd. has a line of credit to finance its inventory and accounts receivable for advances of up to $2,624,082 (CA$3,500,000). The receivable loan has a discount fee of 2.0% on invoices purchased and the inventory loan bears interest at Canadian prime plus 7.5%. The agreement is for a period of one year and is renewed automatically, unless prior notice is given by either party. On October 14, 2004, Grand Toys Ltd. repaid the inventory borrowings in full, in the amount of $674,065.

The loan is secured by a lien in the principal amount of $2,999,000 (CA$4,000,000) on all present and future assets of the Company and the assignment of insurance.  There are no debt covenants or cross-default provisions.

The Company received $8,700,000 cash consideration upon  the merger of Playwell and Grand. US. On merger, Grand Toys Ltd had a cash balance of $ 1,270,408.   Acquisition costs relating to the merger, of approximately $2,500,000 were paid out of these proceeds.

Accounts receivable at September 30, 2004 were $3,958,733 compared to $1,485,221 at December 31, 2003.  The sales were mainly to mass retailers. Inventory at September 30, 2004 increased to $2,745,070 from $65,301 at December 31, 2003.  The levels of accounts receivable and inventory are higher due to the merger with Grand Toys International, Inc. and the fact that inventory is higher at this time of the year to fulfill fourth quarter shipping demands.

Working capital increased from $3,755,542 at December 31, 2003 to $15,108,014 at September 30, 2004.  Net cash provided by operating activities from continuing operations was $ 1,498,415 in 2004 compared to net cash used for operating activities for continued operations of $701,029 in 2003.  Cash for additions to equipment and leasehold improvements was $529,151 in 2004 compared to $390,022 for 2003.

The Company’s accounts receivable level is subject to significant seasonal variations due to the seasonality of sales.  As a result, the Company’s working capital requirements are greatest during its third and fourth quarters.  In addition, to the extent accounts receivable, inventories, guarantees and advance payments increase as a result of growth of the Company’s business, the Company could require additional working capital to fund its operations.

If the funds available to the Company from current cash and cash equivalents are not sufficient to meet the Company’s cash needs, the Company may from time to time seek to raise capital from additional sources, including project-specific financing, additional public or private debt or equity financing.

Based on 2005 forecasts, the current credit facility appears to be sufficient to meet the Company’s financial needs.

The Company believes that in order to achieve its long-term expansion objectives and to enhance its competitive position in the U.S. market, it will need additional financial resources over the next several years.   The precise amount and timing of the Company’s future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for its products and the management of its working capital.  The Company may not be able to obtain additional financing on acceptable terms or at all.  If the Company is unable to obtain sufficient capital, it could be required to curtail its expansion.

Contractual Obligations

The Company has entered into long-term leases with minimum annual rental payments approximately as follows:

The amounts of the operating lease obligations reflect the lease for the premises and the office equipment.

Contractual Obligations	Less than			More than
	1 year	1 – 3 years	3 –5 years	5 years

Operating lease obligations	$176,517	$1,318,550	$607,000	$-

RISK FACTORS

If the Company fails to maintain existing relationships with related companies on which its business and operating results will be highly dependent, The Company’s business and operating results may be adversely affected

The Company will continue to be, very dependent on companies related to Centralink for the manufacturing, marketing and sale of their toy products. This dependency includes the following:

•

Playwell historically purchases most of its plastic products from a factory in Dongguan, China operated by Playwell Industry Limited, a subsidiary of Centralink, and most of its wooden products in certain factories in Zhejiang, China operated by Zhejiang Playwell Toy Co., Ltd., an indirect subsidiary controlled by Mr. Cheng Hsieh, also known as Jeff Hsieh, the beneficial owner of approximately 68% of the Company’s ADSs;

•

55% of Playwell's net revenues in fiscal 2003 derived from Toy Biz Worldwide Ltd., an entity controlled by Mr. Hsieh (“Toy Biz”).

•

Playwell also accesses, through Playwell Toy "China" Ltd., established retail outlets and multiple sales offices in Mainland China; and

•

62% and 67% of Grand US' net sales in 2003 and 2002, a company indirectly controlled by Mr. Hsieh, respectively, were from products sold under license from Toy Biz.

If relationships such as those listed above are not maintained, the failure could adversely affect the Company’s business and operating results.

The Company may not be able to obtain sufficient funding for Playwell's working capital needs

Historically, Playwell has funded its working capital needs through its cash flow from operations and loans from its affiliates. Therefore, Playwell does not currently have an established line of credit from a financial institution for its working capital needs. In the event that Playwell's cash flow from operations is not sufficient to meet its working capital needs, Playwell could be forced to curtail or delay its business activities.

The Company’s business and operating results are and may continue to be highly dependent on sales of products licensed from Marvel Enterprises, Inc.

A significant portion of the revenues of the Company are, and may continue to be, derived from the manufacture and distribution of toys based on certain Marvel comic and movie characters for Toy Biz. Toy Biz acquired the worldwide right to manufacture and sell toys based on these Marvel comic and movie characters from Marvel Enterprises Inc. through the end of 2006. In the event that Toy Biz is unable to secure the rights to continue to manufacture and sell these Marvel products after 2006, it has been and may have a material adverse effect on the business of the Company.

The Company may be adversely affected by the seasonal aspect of its business

The business of the Company is seasonal and a majority of its sales take place in the third and fourth quarters of their fiscal years.  Therefore, the Company’s annual operating results will depend, in large part, on sales during the relatively brief holiday season from September through December. Further, the impact of seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques. Rather than maintaining large on-hand inventories throughout the year to meet consumer demand, these customers are timing reorders so that they are being filled by suppliers closer to the time of purchase by retail customers, which to a large extent occur during September through December. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers to the Company to fill orders promptly and shift a significant portion of inventory risk and carrying costs to the supplier. The limited inventory carried by retailers may also reduce or delay retail sales. Additionally, the logistics of supplying more and more products within shorter time periods will increase the risk that the Company may fail to achieve tight and compressed shipping schedules. This seasonal pattern requires significant use of working capital mainly to manufacture inventory during the year, prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season. The Company’s failure to accurately predict and respond to consumer demand could result in its under-producing popular items and overproducing less popular items.

The Company’s attempts to acquire other companies may not prove fruitful or even if successful could have an adverse effect on its liquidity and earnings

The Company currently expects to pursue an acquisition strategy to expand its business and product offerings. This process will likely divert a significant amount of management time and effort. New acquisition discussions will likely distract the Company’s management from its day-to-day operations. Even if the Company  does find companies that are worth acquiring, it may be extremely difficult to integrate their operations into its existing operations. In addition, there is no guaranty that its acquisitions will be successfully completed or, if completed will be financially successful. Thus, any such acquisition could have an adverse effect on the Company’s future liquidity and earnings.

An inability to obtain financing could adversely impact the Company’s ability to expand its operations

In order to achieve the Company’s  long-term expansion objectives and to enhance its competitive position in the worldwide toy industry, the Company will need additional financial resources over the next several years. The precise amount and timing of its future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for its products, the management of its working capital and the nature of companies which the Company plans to acquire. The Company may not be able to obtain additional financing on acceptable terms, or at all. If the Company is unable to obtain sufficient capital, it could be required to curtail its expansion plans.

The Company is dependent upon key personnel whose loss may adversely impact the Company's business

The Company will depend on the expertise, experience and continued services of its senior management employees, including Henry Hu, the chairman and chief executive officer and director of the  Company, Elliot L. Bier, who is vice-chairman and deputy executive director and a director of the Company, David J. Fremed, who is the chief financial officer of the Company, and Tania M. Clarke, who is the vice-president and chief financial officer of Grand US and is a senior financial executive of the Company. Each of these individuals has acquired specialized knowledge and skills with respect to the Company and its subsidiaries, and their respective operations and most decisions concerning the business of the Company will be made or significantly influenced by them. The Companydoes not maintain "key man" insurance on the life of any of these persons. The loss of some of these senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect the Company. Growth in the Company's business is dependent, to a large degree, on the Company’s ability to retain and attract such employees. The Company seeks to compensate and incentivize its key executives, as well as other employees, through competitive salaries, stock ownership and bonus plans, but there can be no assurance that these programs will allow it to retain key employees or hire new key employees. As a result, if any of these individuals were to leave The Company, the combined company could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

The Company may suffer from bad debts and returns of toy products manufactured or sold by the Company

The Company cannot be assured that any customer will not default on a payment of debt. Such a default could have a significant effect on its results. Furthermore, it is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. There can be no assurance that these defaults, returns and cancellations will not have a material adverse effect on the business, financial conditions and results of operations of the Company.

In order to maintain its business, the Company will depend on obtaining and maintaining licenses for the manufacture and distribution of products

The Company has entered into various licenses and royalty agreements in which they pay fees in exchange for rights to the use of product inventions or trademarked names, shapes and likenesses for use in development of its product line. The major licenses that the Company holds are the right to certain Walt Disney Company and Crayola branded products and the right to distribute Toy Biz products in Canada. These agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. There can be no assurance that the Company will be able to meet these projected expectations and may be obligated to pay unearned fees as a result. License and royalty agreements are also mostly for fixed terms and often contain performance-related covenants.  The Company’s licenses for such Walt Disney Company and Crayola branded products are both short-term agreements, expiring in 2006. Similarly, there is no written agreement with Toy Biz to distribute its products. There is no assurance that the Company will be able to maintain or extend the rights to these or other of its existing licenses. The failure to renew these license agreements or any difficulty in entering into other license agreements with other entertainment companies will have an adverse effect on the Company’s business and results of operations.

The Company may fail to make new product introductions in a timely fashion, which could negatively impact its operating results

Once a new product is conceived, the principal steps to the introduction of the product include design, sourcing and testing of components, tooling, and purchase and design of graphics and packaging. At any stage in the process, there may be difficulties or delays in completing the necessary steps to meet the contemplated product introduction schedule. It is, for example, common in new product introductions or product revisions to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture at all, that will typically be corrected or improved over a period of time with continued manufacturing experience and engineering efforts. If one or more aspects necessary for introduction of products are not met in a timely fashion, or if technical difficulties take longer than anticipated to overcome, the anticipated product introductions will be delayed, or in some cases may be terminated. Therefore, no assurances can be given that products will be introduced in a timely fashion. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

The Company’s operating results may be highly volatile which could have a material adverse impact on the Company’s results of operations

The toy industry is known for a high level of volatility as a result of changing consumer tastes, competition and over saturation of popular products. Playwell and Grand US have both experienced significant volatility in their results in their past histories. While the Company is expected to diversify its business in the future to reduce volatility, there can be no guarantee that this history of volatility will not continue.

Because the life cycle for toy products is usually very short and consumer preferences are unpredictable, the Company’s business may be adversely affected by its inability to develop or secure the right to distribute new products

The Company’s business and operating results will depend largely upon the appeal of the toy products it manufactures and sells. Consumer preferences in the toy industry are highly subjective, and there can be no assurance that consumers will continue to find existing products of the Company appealing or will find new products introduced by the Company appealing. As a result of changing consumer preferences, many toy products are successfully marketed for only one or two years. The Company’s  continued success will depend on the ability of the Company to redesign, restyle and extend its existing toy and fashion accessory products and to develop, acquire the right to, introduce and gain customer acceptance of new products. A decline in the popularity of its existing products and product lines or the failure of new products and product lines to achieve and sustain market acceptance could result in reduced overall revenues and margins, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurances that

•

any of the current products or product lines manufactured or sold by the Companywill continue to be popular for any significant period of time;

•

any new products or product lines subsequently manufactured or sold by the Companywill achieve an adequate degree of market acceptance;

•

any new product's life cycle will be sufficient to permit the Company to recover development, manufacturing, marketing or other costs of the product;  or

•

that retailers will react positively to any new product introduced by the Company.

If the market for new or existing products is less than expected, the Company may build excess quantities of certain products and subsequently may be required to sell inventory of such products at a substantial discount or put inventory provisions in place to mark the value of excess inventory quantities down to their estimated market value.

Finally, Playwell continues to offer a relatively limited range of products that are all in the categories of generic toys in the infant, preschool, and activity toys for younger children. This exposes Playwell to the risks of any narrowly focused business.

The Company may have difficulty retaining or increasing market share because the segments of the toy industry in which Playwell and Grand US operate are highly competitive.

The Company face significant competition in the segments of the toy industry in which they operate. Playwell faces significant competition in the infant and pre-school toy industry. The barriers for new producers to enter into Playwell's markets are relatively low and Playwell expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the industry and are larger than Playwell. In addition, with respect to original design manufacturing, or ODM, and original equipment manufacturing, or OEM, Playwell competes with a number of substantially larger and more experienced manufacturers.

Grand US primarily operates in the rapidly consolidating toy distribution business. Many other companies involved in the toy distribution industry in Canada and the U.S. have greater financial resources, larger sales forces, greater name recognition, larger facilities for product development and products that may be more competitively priced than Grand US products. As a result, some of Grand US' competitors may be able to obtain toy products in greater volume or more lucrative distribution contracts than Grand US can. In addition, as the toy industry consolidates, many retailers have begun to deal directly with toy manufacturers, thereby reducing or eliminating the need for distributors such as Grand US.

The Company may be involved in disputes regarding its ownership and use of intellectual property which, if unsuccessfully defended, may result in the Company being held responsible for payment of substantial amounts of money

From time to time, other companies and individuals may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the toy industry generally or to the Company's business specifically. The Company and its subsidiaries will evaluate each claim relating to its products or other aspects of its business and, if appropriate, will seek a license to use the protected technology. There can be no assurance that the Company or its subsidiaries will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than does the Company. If the Company or their suppliers are unable to license protected technology used in the Company’s products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company’s products or manufacturing methods should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on the results of operations and financial position of the Company.

The Company may not be able to protect its intellectual property

On occasion in the toy industry, successful products are "knocked-off" or copied. While the Company strives to protect its intellectual property, there can be no guarantee that knock-offs will not have a significant negative effect on its business. In addition, intellectual property laws are less developed in China than in the U.S., and historically, China has not protected companies' intellectual property rights to the same extent as the U.S. The costs incurred in protecting the Company’s intellectual property rights could be significant and there is no assurance that they will be able to successfully protect their rights.

The Company may be subject to product liability claims which, if not covered by adequate insurance, could result in the Company becoming responsible for paying substantial amount of damages, which could adversely impact its business, financial condition and results of operations

The Companyis  subject to product liability claims relating to the products they manufacture and distribute. Since most of Playwell's products are manufactured for infants and pre-school children, safety has been a major concern in the toys that Playwell, in particular, designs, develops and has manufactured. However, the Company  cannot assure total safety of its products and therefore can be subject to possible claims for injury or damage, some or all of which may not be covered by insurance. Playwell is not currently, nor has it been in the past, a defendant in any product liability lawsuit. Grand US is currently a defendant in a product liability claim relating to a third party's product which was distributed by Grand US. A successful claim brought against the Company by a customer or a consumer and the adverse publicity that could accompany any such claim could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company is expected to operate across a number of international borders and may face unanticipated assessments from taxing authorities from these jurisdictions

The Company's operations will involve a significant number of cross-border transactions. The Company is expected to establish provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate, through the Company's transfer pricing, or through challenges to the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company could be exposed to possible additional taxation that will not have been accrued.

The Company will be subject to many U.S. regulations when exporting toys into the U.S. that could result in the exclusion of some of its products from U.S. markets

U.S. customers of the Company are andthe Company will be subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act when importing or producing toys to be sold in the U.S. These laws empower the Consumer Product Safety Commission, or the CPSC, to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances. Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions. The Company will design and test the products it purchases or manufactures for compliance with regulatory standards, however, there can be no assurance that the Company's products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the Company's products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may be subject to tariffs and quotas that could restrict its ability to export products to the U.S.

A substantial portion of the Company's products are expected to be shipped to customers in the U.S. The U.S. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Company's ability to continue to export products to the U.S. at the expected or increased levels. The Company cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on the Company that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S. Adverse changes in tariff structures or other trade policies could have a material adverse effect on the Company's business, financial condition and results of operations.

The market price of the Company’s ADSs may decline compared with the historical market price of Grand US common stock as a result of the reorganization merger and the Playwell acquisition

The acquisition of Playwell represents a fundamental change in the business and operations of Grand US. Playwell is a larger company than Grand US and is engaged in different lines of business. Accordingly, the historical market price of Grand US should not be used as an indication of the future market price of the Company’s ADSs. In fact, the market price of the Company’s ADSs may decline compared with the historical market price of Grand US common stock if:

•

the integration of the Company is unsuccessful;

•

The Company does not achieve the perceived benefits of the reorganization merger and the Playwell acquisition as rapidly as it believes or as investors expect;

•

the effect of the reorganization merger and the Playwell acquisition on the Company's financial results is not consistent with the expectations of investors;

•

investors react negatively to the ownership concentration of a single investor like Mr. Hsieh and the fact that public shareholders will constitute a minority of the Company's shareholder base.

The market price of the Company’s ADSs is expected to be volatile

Market prices of the securities of toy companies are often volatile and Grand US' historical stock price has reflected this volatility. The trading price of the Company's ADSs may  be subject to wide fluctuations.. These broad market and industry fluctuations may result in the decline of the market price of the Company's ADSs, regardless of its operating performance.

The Company  expects that the market price of the Company’s ADSs will be, affected by many factors, including:

•

fluctuations in the Company's financial results;

•

the actions of the Company's customers and competitors;

•

new regulations affecting foreign manufacturing;

•

other factors affecting the toy industry in general;

•

announcements of new products by the Company or its competitors;

•

the operating and stock price performance of other companies that investors may deem comparable;

•

news reports relating to trends in its markets; and

•

sales of the Company’s ADSs into the public market.

It may be difficult for the Company’s ADSs to be sold at attractive prices

The Companies ADSs have generally experienced limited liquidity and trading volume and there is no coverage of the Company by analysts and market makers.  Thismay or may not affect the future performance of the  Company’s ADSs. There can be no assurance that a more active trading market for the  Company’s ADSs will develop or that, if developed, will be sustained. Further, there is no public market for the ordinary shares of the Company underlying the ADSs. In the past several years, many foreign issuers with market capitalization similar to that of the Company have been unable to sustain an active trading market for their securities. The market price for the  Company’s ADSs going forward may be highly volatile, as has been the case with the ADSs and the securities of other companies located in emerging market countries.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of any company. These broad market and industry fluctuations may result in the decline of the price of the Company’s ADSs, regardless of its operating performance.

Future sales of the Company’s ADSs by existing shareholders, option holders and warrant holders could result in a decline of the price of the Company’s ADSs

The market price of the Company’s ADSs could decline as a result of sales of a large number of its ADSs into the market after the exchange is completed, or the perception that these sales could occur. There are currently options and warrants to purchase 1,798,357 of the Company’s ADSs. If and when these options and warrants are exercised, it might have a depressive impact on the market price of the  Company’s ADSs. This might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

The Company does not expect to pay dividends on its stock

The Company has not paid any cash or other dividends on its ADSs and the Company does not expect to declare or pay any cash dividends in the foreseeable future.

It may be difficult to enforce civil liabilities against the Company

The Company is a Hong Kong company, and a substantial portion of its assets will be located outside the U.S. In addition, certain of the Company's directors and officers are resident outside the U.S., and all or a substantial portion of the assets of such persons are or may be located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons, or to enforce against them or the Company judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. securities laws. The availability in Hong Kong, in original actions or in actions for enforcement of judgments of U.S. courts, of remedies provided for under the U.S. securities laws may be subject to the discretion of the Hong Kong courts based on consideration of Hong Kong public policy.

Risks Related to Doing Business in China

The Company is organized and based in Hong Kong, which is part of the People's Republic of China, and the Company is also expected to purchase most of its products from manufacturers in China. The following addresses some of the risks associated with doing business in China.

The Company depends on certain of its related subsidiaries for producing its products. These related subsidiaries have large manufacturing operations in China and interruptions in the production capacity of these related subsidiaries will adversely affect the Company’s business and financial results.

Playwell sources most of its supplies of finished products and moulds for manufacturing from two subsidiaries of Cornerstone. Playwell Industry Ltd. and Zhejiang Playwell Toy Co. Ltd. Both of these companies have their manufacturing facilities in Mainland China. Should the production capacity of any of these companies be interrupted for whatever reason, including risks inherently associated with doing business in Mainland China, the operations of Playwell would be materially affected. The U.S. government is currently reviewing a number of commercial and legal practices widespread in China, such as China's handling of intellectual property and certain of its labor practices, and certain political and military actions taken or proposed by China. If the U.S. ultimately takes negative action against China's exports or its transaction of business with U.S. entities, then the cost of Chinese imports could increase significantly and the ability of Playwell to source its supplies of finished goods and moulds from China may be materially impaired. If the production capacity of any of the companies on which Playwell depends is interrupted for any reason, including the actions described above, there could be an adverse effect on Playwell's ability to develop and supply products until alternative manufacturing arrangements are made on economic, production and operational terms at least as favorable as those currently in effect

Because China does not have a well developed, comprehensive system of laws, it may be difficult for the Company and its subsidiaries to protect or enforce their legal rights

A majority of the Company's assets and operations are located in Hong Kong, but certain of Playwell's related subsidiaries, on which Playwell depends, have large operations in China. For instance, Playwell Industry Ltd. and Zhejiang Playwell Toy Co. Ltd., from which Playwell sources most of its supplies of finished products and moulds for manufacturing, have their manufacturing facilities in Mainland China. While Hong Kong corporate law is based on English law and is well-developed, the Chinese legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the U.S. China does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation.

In addition, the Chinese legal system relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in China develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. Furthermore, the Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court of another jurisdiction. It is widely believed that China's entry into the WTO should expedite the uniform interpretation and enforcement of laws throughout China. However, there can be no assurance that the Company's current or future activities in China will have a high degree of certainty under China's legal system

If the Company is not able to obtain appropriate governmental support and approvals in China, it may not be able to conduct its business activities as planned.

 The Company's activities in China may by law be subject, in some circumstances, to administrative review and approval by various national and local agencies of the Chinese government. Although the Company believes that the present level of support from local, provincial and national governmental entities enjoyed by the Company benefits the Company’s operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

 If the Exchange Rate for the Hong Kong Dollar ceases to be fixed against the U.S. Dollar, the Company would be subject to potentially significant adverse exchange rate risks

The Hong Kong dollar has remained relatively constant against the U.S. dollar due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. One U.S. dollar is pegged to $7.80 HK dollar under that system. There can be no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained in the future. Because the Company's corporate headquarters are located in Hong Kong, a large proportion of the Company's administrative and business expense are denominated in Hong Kong dollars and a large proportion of its revenues is expected to be in U.S. Dollars from the sale of toy products to the U.S. Should the currency peg cease to be maintained and the exchange rate between the Hong Kong dollar and the U.S. dollar be allowed to float, the Company's business and results of operations may be negatively impacted.

A change in currency exchange rates could increase the Company's costs relative to its revenues

The Company's sales are expected to be mostly denominated in U.S. dollars or Euros. The majority of the Company's expenses are expected to be denominated in Hong Kong dollars, followed by Chinese renminbi, the currency of Mainland China, Euros and U.S. dollars. The Company is also expected to generate revenues, expenses and liabilities in other currencies such as Singapore dollars and New Taiwan dollars. As a result, the Company will be subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. Fluctuations in the exchange rate of the U.S. dollar against the respective foreign currencies could have a significant impact on the Company's revenues, results and financial condition. A rise in the value of the foreign currencies relative to the U.S. dollar will increase the Company's relative production costs and decrease the relative value of its revenue, thereby reducing its operating margins. Furthermore, should the U.S. dollar weaken, the Company's products could become more expensive in the U.S. even if the prices of the products in Hong Kong dollars remain unchanged, which could further adversely affect the Company's revenues. Currently, the Company has not entered into agreements or purchase instruments to hedge its exchange rate risks.

Effects of Inflation

The Company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.

Recently Issued Accounting Standards

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) “Consolidated of Variable Interest Entities – an interpretation of ARB No. 51” (“FIN 46R”) which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The FIN 46R replaces FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”.  The Company is required to apply FIN 46R to variable interests in VIEs created after December 31, 2003.  The Company has evaluated the impact of applying FIN46R and believes that, other than those entities already consolidated in the Company’s consolidated financial statements, no additional entities would need to be consolidated by the Company.

In December 2003, the Security and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (“SAB 104”), which codifies, revises and rescinds sections of SAB No. 101 “Revenue Recognition in the Financial Statements” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations.  The changes noted in SAB 104 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

Item 3.   Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to certain market risks, which arise from transactions entered into the normal course of business.  The Company’s primary exposures are changes in interest rates with respect to its debt and foreign currency exchange fluctuations.

INTEREST RATE RISK     The interest payable on the Company’s revolving lines-of-credit are variable based on the prime rate, and therefore, affected by changes in market interest rates. The Company does not use derivative financial instruments.

FOREIGN CURRENCY RISK

     While the Company’s product purchases are transacted in United States dollars; most transactions among the suppliers and subcontractors are effected in Hong Kong dollars, where most of the Companies’ products are manufactured.  Accordingly, fluctuations in Hong Kong monetary rates may have an impact on the Company’s cost of goods.  Furthermore, appreciation of Chinese currency values relative to the Hong Kong dollar could increase the cost to the Company of the products manufactured in the People’s Republic of China, and thereby have a negative impact on the Company.  As well since the majority of the Company’s sales are in Canadian dollars, the Company is at risk with regards to the conversion of Canadian dollars to US dollars to pay its suppliers.  Therefore, fluctuations in conversion rates may have an impact on the Company.  The Company may use derivative financial instruments solely to hedge the effects of such currency fluctuations.

Part II: Other Information

Item 1. Legal proceedings

Grand Toys Ltd, an indirect Canadian subsidiary of the Company was named in two lawsuits by former agents, dated June 12, 2000 and April 15, 2004.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any.

On May 21, 2003, Grand US, a direct US subsidiary, was named in a lawsuit for alleged defective product causing personal injury and was acting as an agent for the vendor.  A defense has been filed denying liability and the claim is covered by insurance.  At this point in time, it is difficult to ascertain an estimate of the value of a settlement, if any.

The Company believes that the ultimate resolution of any of the claims will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Item 2.   Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

On August on 16, 2004 the following securities were issued:

•

5,580,244 ADS representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the acquisition of Grand Toys International, Inc, and

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10,000,000 ADS representing 10,000,000 ordinary shares were issued to Centralink Investments Limited, of which 5,000,000 were issued in exchange for the shares of Playwell international Limited

GRAND TOYS INTERNATIONAL LIMITED

Signatures

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2004

GRAND TOYS INTERNATIONAL LIMITED.

By: /s/ Henry Hai Lin Hu
Henry Hai Lin Hu
Chief Executive Officer and Chairman of the Board